Mercedes-Benz Auto Receivables Trust 2012-1

Investor Report

Collection Period Ended   30-Jun-2014

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Jun-2014	30-Jun-2014		
Determination Date	11-Jul-2014			
Record Date	14-Jul-2014			
Distribution Date	15-Jul-2014			
Interest Period of the Class A-1 Notes (from... to)	16-Jun-2014	15-Jul-2014	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2014	15-Jul-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	347,182,185.73	314,086,953.69	33,095,232.04	73.544960	0.697971
Class A-4 Notes	146,500,000.00	146,500,000.00	146,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,546,500,000.00**	**493,682,185.73**	**460,586,953.69**	**33,095,232.04**		

Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47	
Adjusted Pool Balance	1,594,374,327.63	549,485,287.20	516,390,055.16	
Yield Supplement Overcollateralization Amount	56,491,714.15	19,081,117.01	17,936,750.81	
Pool Balance	**1,650,866,041.78**	**568,566,404.21**	**534,326,805.97**	

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	135,979.69	0.302177	33,231,211.73	73.847137
Class A-4 Notes	0.610000%	74,470.83	0.508333	74,470.83	0.508333
Total		**$210,450.52**		**$33,305,682.56**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	34,108,869.71	(1) Total Servicing Fee	473,805.34
Interest Collections	1,374,231.11	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	804.64	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	407,155.87	(3) Interest Distributable Amount Class A Notes	210,450.52
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	300.66	(6) Regular Principal Distributable Amount	33,095,232.04
Available Collections	35,891,361.99	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**35,891,361.99**	(9) Excess Collections to Certificateholders	2,111,874.09
		Total Distribution	**35,891,361.99**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	473,805.34	473,805.34	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	210,450.52	210,450.52	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	135,979.69	135,979.69	0.00
thereof on Class A-4 Notes	74,470.83	74,470.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	210,450.52	210,450.52	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	33,095,232.04	33,095,232.04	0.00
Aggregate Principal Distributable Amount	33,095,232.04	33,095,232.04	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.76
minus Net Investment Earnings	32.76
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.76
Net Investment Earnings on the Collection Account	267.90
Investment Earnings for the Collection Period	300.66

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	568.566.404.21	35.514
Principal Collections	22,179,790.58	
Principal Collections attributable to Full Pay-offs	11,929,079.13	
Principal Purchase Amounts	0.00	
Principal Gross Losses	130,728.53	
Pool Balance end of Collection Period	534,326,805.97	34,232
Pool Factor	32.37%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.84%
Weighted Average Number of Remaining Payments	47.48	30.29
Weighted Average Seasoning (months)	13.98	33.94

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	530,984,799.44	34,070	99.37%
31-60 Days Delinquent	2,453,501.16	120	0.46%
61-90 Days Delinquent	712,692.63	33	0.13%
91-120 Days Delinquent	175,812.74	9	0.03%
Total	534,326,805.97	34,232	100.00%

*A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	130,728.53
Principal Net Liquidation Proceeds	1,434.30
Principal Recoveries	399,666.74
Principal Net Losses	-270,372.51
Cumulative Principal Net Losses	2,847,517.30
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.172%